American Lithium Announces Financial and Operating Highlights
for Year and Quarter Ended February 29, 2024

VANCOUVER, BRITISH COLUMBIA, May 30, 2024 - American Lithium Corp. ("American Lithium" or the "Company") (TSX-V:LI | Nasdaq:AMLI | Frankfurt:5LA1) is pleased to provide financial and operating highlights for the fiscal year and quarter ended February 29, 2024. Unless otherwise stated, all amounts presented are in Canadian dollars.

Simon Clarke, CEO of American Lithium, comments, "This was an extremely successful year operationally for both Falchani and TLC, our advanced lithium projects in Peru and Nevada, respectively. We also made strong progress in positioning our large-scale uranium project, Macusani (in Peru), to unlock value for the Company and its shareholders. The filing of the maiden PEA for TLC and an updated PEA on Falchani demonstrated robust economics for both projects and led to a combined after-tax net present value of approximately US$8.37 billion. However, the overall market conditions for lithium developers have been very challenging throughout the financial year, with a major correction in the commodity price driving equity prices to very low valuations.

Going forward, with lithium prices appearing to have bottomed and uranium prices having strengthened further, we feel we are uniquely placed to benefit from any sustained recovery and in the interim, we continue to prudently manage our working capital."

Highlights for the Year:

Nevada:

  Filed the maiden TLC Preliminary Economic Assessment ("PEA") (1) yielding robust economics on the second largest Measured and Indicated ("M&I") resource and the second highest flow-sheet head-grade for Nevada Claystones:
    After-Tax NPV8 (US$3.26 billion), IRR (27.5%), Opex estimated at $7,443/t LCE;
    M&I Resources of 8.83 million tonnes ("t") (2052 Mt @ 809 ppm Li) of Lithium Carbonate Equivalent ("LCE") from latest Mineral Resource Estimate ("MRE");
    Average annual production of 38,000 t of LCE over 40 year Life of Mine ("LOM");
    Targeted head grade over 2,000 parts per million ("ppm") over LOM and approximately 2,200 ppm at start;
      Ability to pre-concentrate TLC mineralization.
  Continued refinement of TLC flow sheet driving higher lithium ("LI") purity, optimization of pre-concentration and enhanced economic potential.
  Drilling at TLC continued to significantly expand the existing footprint with additional higher grade, near-surface sections.

Peru:

  Intersected the highest grades of Li and Cesium ("Cs") encountered to date at Falchani, up to 5,645 ppm Li and 12,610 ppm Cs.  Significantly extended lithium mineralization up to 400 metres ("m") west at Falchani;

  Announced a 476% increase in M&I resources over prior MRE (2) to 5.53 million tonnes of LCE (447 Mt @ 2,327 ppm Li) at Falchani:
    Additional Updated Inferred Resource to 3.99 Mt LCE (506 Mt @ 1,481 ppm Li);
  Published results of updated PEA (3) at Falchani:
    After-tax NPV8% tripled to US$5.11 billion, IRR 32.0%, low Opex of $5,093/t LCE;
    Average annual production of 61,400 t of LCE over 43 year LOM;
    Targeted head grade > 2,700 ppm over LOM;
  New lithium discovery 6km west of Falchani with assays up to 2,668 ppm Li, averaging 1,560 ppm Li over 222 m of continuous mineralization;
  Semi-Detailed Environmental Impact Assessment ("EIA") submitted for Falchani ahead of schedule:
    Starts mine permitting process for Falchani and key step to completion of full EIA;
    Upon approval, enables drilling from up to 420 drill platforms across Falchani without the need for additional drill permits; and
    Approval expected mid-2024.

Corporate:

  Unanimous ruling confirming title to 32 disputed concessions made by Superior Court in Peru:
    Fully supportive of the Company's position;
    Subsequent petition by INGEMMET & MINEM to Peruvian Supreme Court in final attempt to reverse Superior Court Ruling:
      Over 75% of such petitions are rejected/do not meet Supreme Court threshold;
      Company believes no grounds for Supreme Court to take jurisdiction;
      Dispute relates to approximately 18% of the Company's 174 concessions;
      Title to these 32 concessions remains fully protected by injunction;
  Strategic investment of $5,360,000 into Surge Battery Metals Inc.;
  Published maiden ESG report covering year-end 2023;
  Year-end cash / cash equivalents of $11,889,416 and marketable securities worth $6,700,000; and
  No debt or material royalties.

For all technical information related to the (1) TLC PEA Report effective as of January 31st, 2023, the (2) Falchani MRE filed on December 15th, 2023, and the (3) Falchani PEA Report effective as of January 10th, 2024, please refer to the Company's SEDAR+ page at www.sedarplus.ca or the Company's website at www.americanlithiumcorp.com.

Readers are cautioned that PEAs are preliminary in nature and include inferred resources that are considered too speculative to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty the estimates presented in the PEAs will be realized.

Ted O'Connor, PGeo, Executive Vice-President of American Lithium and a qualified person as defined by NI 43-101, has reviewed and approved the scientific and technical information contained in this news release.

Selected Financial Data

The following selected financial data is summarized from the Company's consolidated financial statements and related notes thereto (the "Financial Statements") for the fiscal year and fourth quarter ended February 29, 2024. Copies of the Financial Statements and MD&A are available at www.americanlithiumcorp.com or on SEDAR+ at www.sedarplus.ca.

	Year End February 29, 2024	Year End February 28, 2023
Loss and comprehensive loss	($39,883,230)	($34,985,004)
Loss per share - basic and diluted	($0.19)	($0.17)
Cash, cash equivalents and guaranteed investment certificates	$11,889,416	$40,622,180
Total assets	$173,594,831	$194,280,141
Total current liabilities	$3,115,623	$1,738,766
Total liabilities	$4,246,386	$1,890,074
Total shareholders' equity	$169,348,445	$192,390,067

	Fourth Quarter February 29, 2024	Fourth Quarter February 28, 2023
Loss and comprehensive loss	($7,011,816)	($9,845,287)
Loss per share - basic and diluted	($0.03)	($0.05)
Cash, cash equivalents and guaranteed investment certificates	$11,889,416	$40,622,180
Total assets	$173,594,831	$194,280,141
Total current liabilities	$3,115,623	$1,738,766
Total liabilities	$4,246,386	$1,890,074
Total shareholders' equity	$169,348,445	$192,390,067

About American Lithium

American Lithium is actively engaged in the development of large-scale lithium projects within mining-friendly jurisdictions throughout the Americas.  The Company is currently focused on enabling the shift to the new energy paradigm through the continued development of its strategically located TLC lithium project ("TLC") in the richly mineralized Esmeralda lithium district in Nevada, as well as continuing to advance its Falchani lithium ("Falchani") and Macusani uranium ("Macusani") development-stage projects in southeastern Peru. All three projects, TLC, Falchani and Macusani have been through robust preliminary economic assessments, exhibit strong significant expansion potential and enjoy strong community support.  Pre-feasibility is advancing well TLC and Falchani.

For more information, please contact the Company at info@americanlithiumcorp.com or visit our website at www.americanlithiumcorp.com.

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On behalf of the Board of Directors of American Lithium Corp.

"Simon Clarke"

CEO & Director

Tel: 604 428 6128

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this press release.

Cautionary Statement Regarding Forward Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively "forward-looking statements") within the meaning of applicable securities legislation. All statements, other than statements of historical fact, are forward-looking statements. Forward-looking statements in this news release include, but are not limited to, statements regarding the business plans, expectations and objectives of American Lithium. Forward-looking statements are frequently identified by such words as "may", "will", "plan", "expect", "anticipate", "estimate", "intend", "indicate", "scheduled", "target", "goal", "potential", "subject", "efforts", "option" and similar words, or the negative connotations thereof, referring to future events and results. Forward-looking statements are based on the current opinions and expectations of management and are not, and cannot be, a guarantee of future results or events. Although American Lithium believes that the current opinions and expectations reflected in such forward-looking statements are reasonable based on information available at the time, undue reliance should not be placed on forward-looking statements since American Lithium can provide no assurance that such opinions and expectations will prove to be correct. All forward-looking statements are inherently uncertain and subject to a variety of assumptions, risks and uncertainties, including risks, uncertainties and assumptions related to: American Lithium's ability to achieve its stated goals;, which could have a material adverse impact on many aspects of American Lithium's businesses including but not limited to: the ability to access mineral properties for indeterminate amounts of time, the health of the employees or consultants resulting in delays or diminished capacity, social or political instability in Peru which in turn could impact American Lithium's ability to maintain the continuity of its business operating requirements, may result in the reduced availability or failures of various local administration and critical infrastructure, reduced demand for the American Lithium's potential products, availability of materials, global travel restrictions, and the availability of insurance and the associated costs; the ongoing ability to work cooperatively with stakeholders, including but not limited to local communities and all levels of government; the potential for delays in exploration or development activities; the interpretation of drill results, the geology, grade and continuity of mineral deposits; the possibility that any future exploration, development or mining results will not be consistent with our expectations; risks that permits will not be obtained as planned or delays in obtaining permits; mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes (including work stoppages, strikes and loss of personnel) or other unanticipated difficulties with or interruptions in exploration and development; risks related to commodity price and foreign exchange rate fluctuations; risks related to foreign operations; the cyclical nature of the industry in which American Lithium operates; risks related to failure to obtain adequate financing on a timely basis and on acceptable terms or delays in obtaining governmental approvals; risks related to environmental regulation and liability; political and regulatory risks associated with mining and exploration; risks related to the uncertain global economic environment and the effects upon the global market generally, any of which could continue to negatively affect global financial markets, including the trading price of American Lithium's shares and could negatively affect American Lithium's ability to raise capital and may also result in additional and unknown risks or liabilities to American Lithium. Other risks and uncertainties related to prospects, properties and business strategy of American Lithium are identified in the "Risk Factors" section of American Lithium's Management's Discussion and Analysis filed on May 29, 2024, and in recent securities filings available at www.sedarplus.ca. Actual events or results may differ materially from those projected in the forward-looking statements. American Lithium undertakes no obligation to update forward-looking statements except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements.